UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Quorum Health Corporation

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
74909E106

(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74909E106	SCHEDULE 13G/A	Page 2 of 15 Pages

1		NAME OF REPORTING PERSONS OHA Strategic Credit Master Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 621,270
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 621,270
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,270
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.89%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 74909E106	SCHEDULE 13G/A	Page 3 of 15 Pages

1		NAME OF REPORTING PERSONS OHA Strategic Credit II GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 621,270
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 621,270
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,270
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.89%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 74909E106	SCHEDULE 13G/A	Page 4 of 15 Pages

1		NAME OF REPORTING PERSONS OHA Global PE GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 621,270
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 621,270
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,270
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.89%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 74909E106	SCHEDULE 13G/A	Page 5 of 15 Pages

1		NAME OF REPORTING PERSONS OHA Global PE MGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 621,270
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 621,270
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,270
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.89%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 74909E106	SCHEDULE 13G/A	Page 6 of 15 Pages

1		NAME OF REPORTING PERSONS Oak Hill Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 621,270
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 621,270
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,270
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.89%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 74909E106	SCHEDULE 13G/A	Page 7 of 15 Pages

1		NAME OF REPORTING PERSONS OHA (UK) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 621,270
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 621,270
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,270
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.89%
12		TYPE OF REPORTING PERSON CO

CUSIP No. 74909E106	SCHEDULE 13G/A	Page 8 of 15 Pages

1		NAME OF REPORTING PERSONS Oak Hill Advisors GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 621,270
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 621,270
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,270
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.89%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 74909E106	SCHEDULE 13G/A	Page 9 of 15 Pages

1		NAME OF REPORTING PERSONS Oak Hill Advisors MGP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 621,270
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 621,270
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,270
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.89%
12		TYPE OF REPORTING PERSON CO

CUSIP No. 74909E106	SCHEDULE 13G/A	Page 10 of 15 Pages

1		NAME OF REPORTING PERSONS Glenn R. August
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 621,270
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 621,270
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,270
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.89%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 74909E106	SCHEDULE 13G/A	Page 11 of 15 Pages

Item 1.	(a) Name of Issuer

Quorum Health Corporation

Item 1.	(b) Address of Issuer’s Principal Executive Offices

1573 Mallory Lane

Brentwood, Tennessee 37027

Item 2.	(a) Names of Person Filing:

OHA Strategic Credit Master Fund II, L.P.

OHA Strategic Credit II GenPar, LLC

OHA Global PE GenPar, LLC

OHA Global PE MGP, LLC

Oak Hill Advisors, L.P.

OHA (UK) LLP

Oak Hill Advisors GenPar, L.P.

Oak Hill Advisors MGP, Inc.

Glenn R. August

Item 2.	( b) Address of Principal Business Office:

The principal office of each reporting person other than OHA (UK) LLP is:

1114 Avenue of the Americas, 27th Floor

New York, NY 10036

The principal business office of OHA (UK) LLP is:

45 Pall Mall, 4th Floor

London, England SW1Y 5JG

Item 2.	( c) Citizenship:

OHA Strategic Credit Master Fund II, L.P. is a Cayman Islands limited partnership.

OHA Strategic Credit II GenPar, LLC, OHA Global GenPar, LLC and OHA Global PE MGP, LLC are each Delaware limited liability companies.

Oak Hill Advisors, L.P. and Oak Hill Advisors GenPar, L.P. are Delaware limited partnerships.

OHA (UK) LLP is a United Kingdom limited liability partnership.

Oak Hill Advisors MGP, Inc. is a Delaware corporation.

Glenn R. August is a United States citizen.

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

74909E106

CUSIP No. 74909E106	SCHEDULE 13G/A	Page 12 of 15 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 74909E106	SCHEDULE 13G/A	Page 13 of 15 Pages

Item 4. Ownership

The amount beneficially owned by each Reporting Person is determined based on 32,916,020 shares of Common Stock outstanding as of November 6, 2019, as the Issuer reported in its Form 10-Q filed with the SEC on November 7, 2019.

OHA Strategic Credit Master Fund II, L.P. ("SCF II")

SCF II owns 621,270 shares of Common Stock, which represents approximately 1.89% of the issued and outstanding shares of Common Stock. SCF II has the power to vote or direct the vote of these shares and the power to dispose or to direct the disposition of these shares.

OHA Strategic Credit II GenPar, LLC ("SCF II GenPar")

SCF II GenPar is the general partner of SCF II. As the general partner, SCF II GenPar may be deemed to beneficially own the shares of Common Stock owned by SCF II. As the general partner of SCF II, SCF II GenPar may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by SCF II.

OHA Global PE GenPar, LLC ("Global PE GenPar")

Global PE GenPar is the managing member of SCF II GenPar. As the managing member of SCF II GenPar, Global PE GenPar may be deemed to beneficially own the shares of Common Stock beneficially owned by SCF II GenPar. As the managing member of SCF II GenPar, Global PE GenPar may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by SCF II.

OHA Global PE MGP, LLC ("Global PE MGP")

Global PE MGP is the managing member of Global PE GenPar. As the managing member of Global PE GenPar, Global PE MGP may be deemed to beneficially own the shares of Common Stock beneficially owned by Global PE GenPar. As the managing member of Global PE GenPar, Global PE MGP may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by SCF II.

Oak Hill Advisors, L.P. ("OHA")

OHA is an advisor to SCF II and may be deemed to beneficially own the shares of Common Stock owned by SCF II. As an advisor to SCF II, OHA may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by SCF II.

OHA (UK) LLP ("OHA UK")

OHA UK is a wholly owned subsidiary of OHA. OHA UK is an advisor to SCF II and may be deemed to beneficially own the shares of Common Stock owned by SCF II. As an advisor to SCF II, OHA UK may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by SCF II.

Oak Hill Advisors GenPar, L.P. ("OHA GenPar")

OHA GenPar is the general partner of OHA. As the general partner of OHA, OHA GenPar may be deemed to beneficially own the shares of Common Stock beneficially owned by OHA. As the general partner of OHA, OHA GenPar may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by OHA.

Oak Hill Advisors MGP, Inc. ("OHA MGP")

OHA MGP is the managing general partner of OHA GenPar. As the managing general partner of OHA GenPar, OHA MGP may be deemed to beneficially own the shares of Common Stock beneficially owned by OHA GenPar. As the managing general partner of OHA GenPar, OHA MGP may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Shares beneficially owned by OHA GenPar.

Mr. August

SCF II, SCF II GenPar, Global PE GenPar, Global PE MGP, OHA, OHA UK, OHA GenPar and OHA MGP are managed or otherwise controlled directly or indirectly by Mr. August. Mr. August disclaims beneficial ownership of all shares of the Common Stock in excess of his pecuniary interests, if any, and this report shall not be deemed an admission that Mr. August is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

13d-1(c) Filer: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74909E106	SCHEDULE 13G/A	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2020

OHA Strategic Credit Master Fund II, L.P.

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

OHA Strategic Credit II GenPar, LLC

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory
OHA Global PE GenPar, LLC

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

OHA Global PE MGP, LLC

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

Oak Hill Advisors, L.P.

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

OHA (UK) LLP

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

Oak Hill Advisors GenPar, L.P.

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

Oak Hill Advisors MGP, Inc.

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

Glenn R. August

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

CUSIP No. 74909E106	SCHEDULE 13G/A	Page 15 of 15 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: January 31, 2020

OHA Strategic Credit Master Fund II, L.P.

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

OHA Strategic Credit II GenPar, LLC

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

OHA Global PE GenPar, LLC

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

OHA Global PE MGP, LLC

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

Oak Hill Advisors, L.P.

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

OHA (UK) LLP

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

Oak Hill Advisors GenPar, L.P.

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

Oak Hill Advisors MGP, Inc.

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory

Glenn R. August

By:	/s/ Glenn R. August
Glenn R. August, Authorized Signatory